Exhibit 99.8

MING SHING GROUP HOLDINGS LIMITED

POLICY REGARDING RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The following is the policy of Ming Shing Group Holdings Limited (the “Company”) regarding the recovery of incentive compensation erroneously awarded (the “Policy”) to Covered Persons as a result of erroneous financial measures that are restated. This policy is intended to comply with Rule 5608 of the Nasdaq Marketplace Rules (“Rule 5608”) and Securities and Exchange Commission (“SEC”) Rule 10D-1.

1.	The Policy

It is the policy of the Company that if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company will recover reasonably promptly from each Covered Person all Erroneously Awarded Compensation the Covered Person received during the Applicable Recovery Period due to the error in calculating Financial Reporting Measures that resulted in the restatement.

This Policy will apply to all Incentive-based compensation received by a person (a) after the person begins service as an Executive Officer or otherwise is designated by the Committee as a Covered Person (b) who served as an Executive Officer, or otherwise was a Covered Person, during the performance period for that Incentive-Based Compensation, (c) while the Company has a class of securities listed on the Nasdaq Stock Market LLC (“Nasdaq”) or any other national securities exchange or a national securities association, and (d) during the Applicable Recovery Period.

2.	Defined Terms

When used in, or with regard to, this Policy, the following terms will have the meanings given to them in Rule 5608 (with all references to the issuer being to the Company):

Executive Officer	Incentive-Based Compensation
Financial Reporting Measures	Received

In addition, when used in, or with regard to, this Policy, the following terms will have the following meanings:

“Applicable Recovery Period” means, with respect to a Material Restatement, the three completed fiscal years immediately preceding the Restatement Date of that Material Restatement (including as a fiscal year any transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of between nine and twelve months due to the Company’s changing its fiscal year within or immediately following the aforementioned three completed fiscal years). The Company’s obligation to recover Erroneously Awarded Compensation will not be dependent on if or when the restated financial statements are filed.

“Committee” means the Compensation Committee of the Company’s Board of Directors, or if there is no Compensation Committee, a majority of the independent members of the Board of Directors.

“Covered Person” means an executive officer of the Company and any other person designated by the Committee to be a Covered Person during a specified period.

“Erroneously Awarded Compensation” means, with respect to a Material Restatement, the amount of Incentive-Based Compensation Received by a Covered Person during the Applicable Recovery Period in excess of the amount that would have been received by that Covered Person if the Incentive-Based Compensation had been determined based on the restated amounts determined following the Material Restatement, computed without respect to any taxes paid (i.e. without consideration of any withholding or other taxes paid when the Incentive-Based Compensation was awarded or issued). If the Incentive-Based Compensation is based on stock price or total shareholder return and the Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, it will be based on a reasonable estimate of the effect of the Material Restatement on the stock price or total shareholder return on which the Incentive-Based Compensation was received.

“Material Restatement” means an accounting restatement of previously issued financial statements of the Company due to the Company’s material noncompliance with a financial requirement under the securities laws.

“Restatement Date” means, with respect to a Material Restatement, the earlier of (i) the date the Company’s Board, a Committee of the Company’s Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare the Material Restatement, or (ii) the date a court, regulator or other legally authorized body, directs the Company to prepare the Material Restatement.

3.	Exception to Policy

The Company may elect not to seek to recover Erroneously Awarded Compensation from a Covered Person if the Committee determines that recovery would be impractical and one or more of the following conditions is met: (i) the direct expense paid to a third party for assistance in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover the Erroneously Awarded Compensation, documented such reasonable attempt to recover, and provided that documentation to Nasdaq (ii) recovery would cause the Company to violate a law of the Cayman Islands that was adopted prior to November 28, 2022, and the Company obtains, and provides to Nasdaq, an opinion of Cayman counsel acceptable to Nasdaq that recovery would result in a violation of a law of the Cayman Islands, or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

4.	No Indemnification

The Company is prohibited from indemnifying any Covered Person or former Covered Person against the loss of Erroneously Awarded Compensation. No Covered Person will be entitled to indemnification from the Company or any of its subsidiaries for any costs of defending against a claim by the Company for Erroneously Received Compensation.

5.	Enforcement of Policy

The Committee will determine the steps the Company should take to recover Erroneously Awarded Compensation, provided that the Committee will not determine not to proceed against a Covered Person who received Erroneously Paid Compensation, unless it has received written advice from counsel to the effect that it is more likely than not that if the Company attempts to recover Erroneously Awarded Compensation, the effort will not result in a material net recovery by the Company (whether because of doubts regarding the Company’s right to recover the Erroneously Awarded Compensation or because of doubts about the Covered Person’s financial ability to return the Erroneously Awarded Compensation).

No Covered Person will be entitled to indemnification from the Company or any of its subsidiaries for any costs of defending against a claim by the Company for Erroneously Received Compensation.

6.	Rights against Covered Persons

Every employee of the Company or any of its subsidiaries who is, or becomes, a Covered Person, will be deemed by accepting Incentive-Based Compensation to agree that that Incentive-Based Compensation is received, and will be held by the Covered Person, subject to this Policy, and that this Policy may be enforced to recover Erroneously Awarded Compensation from the Covered Person.

7.	Administration and Interpretation

The Committee will be responsible for all decisions regarding the application and interpretation of this Policy. However, in interpreting this Policy, the Committee will do so in a manner that is, to the fullest extent practicable, consistent with SEC Rule 10D-1 and Rule 5608 of the Nasdaq Marketplace Rules.

8.	Maintaining Records

The Company will be responsible for maintaining documentation of the determination of the reasonable estimate as detailed under the definition of “Erroneously Awarded Compensation” and provide such documentation to Nasdaq.

The Company will also be responsible for filing all disclosures with respect to such recovery policy in accordance with the requirements of the Federal securities laws, including the disclosure required by the applicable SEC filings.

9.	Review

The Compensation Committee shall be responsible for administering this Policy. The Compensation Committee shall review this Policy periodically and recommend appropriate changes to the Board of Directors of the Company.

Approved by the Board of Directors on 29 July, 2024